Issuer Free Writing
Prospectus Filed Pursuant
to Rule 433(f) Registration
Number 333-251136
January 11, 2023

HINES GLOBAL INCOME TRUST, INC.
FREE WRITING PROSPECTUS

On January 11, 2023, Hines Global Income Trust, Inc. (the “Company”) became aware of an article titled, “The Evolving Landscape of Non-Traded REITs,” posted on that date on www.alliance-globaladvisors.com, a website maintained by Alliance Global Advisors (“Alliance”). The article included the transcript of an interview Alliance conducted with representatives of Hines Interest Limited Partnership (“Hines”), the sponsor of the Company, regarding non-traded REITs and the Company’s continuous public offering. The transcript of the interview with Hines from the article is set forth below. The article was prepared by Alliance and not by the Company.

Neither Alliance nor the website www.alliance-globaladvisors.com is affiliated with the Company or its affiliates nor has any payment been made or given in connection with the interview or any other matter published or made available on www.alliance-globaladvisors.com. Hines’ statements should not be considered offering material in connection with our continuous public offering. Statements made in the article, as set forth below and as published on www.alliance-globaladvisors.com, that are not attributed directly to Hines represent the author’s or others’ personal opinions and are not endorsed by Hines or the Company.

Clarifications

We believe the following information is important to clarify:

1.The article posted on www.alliance-globaladvisors.com contains statements from the author of the article as well as an interview with another third party that is not affiliated with Hines or the Company. The transcript of the interview with Hines, as set forth below, is the only portion of the article that contains statements from Hines.

Transcript of Interview with Hines from Alliance Article Published on January 11, 2023

The Evolving Landscape of Non-Traded REITs

Q: What are the primary benefits to Investors in non-traded REIT strategies?
Hines: “Non-traded REITs can provide Investors indirect ownership in institutional-quality real estate with the potential to offer stable tax-advantaged income combined with reduced volatility due to not being correlated to public equity markets. Often times, non-traded REITs offer diversification by asset class, geography, and tenant industry. The income and growth potential of non-traded REITs can make them an effective alternative investment in Investor portfolios.”

Q: How do these firms believe the opportunity set will evolve over the next several years?
Hines: “We believe the next 12-24 months will likely present a window to acquire high quality real estate assets across sectors at a significant discount to historical pricing averages. That being said, the opportunities will no longer just come from the brokerage community but also from banks and local principals.”

Q: There has been a lot of recent press on the non-traded REIT space. What incorrect market assumptions are made about the strategies?
Hines: “The most common misconception about non-traded REITs is about the structure. In the past, legacy REITs operated under a finite structure which included high up-front fees, limited liquidity, and a lack of transparency. As a result, there were some poor performers that have caused many financial advisors to stop recommending non-traded REITs with their clients. However, the non-traded REIT space has evolved from a finite to perpetual structure, which has benefited both Investors and the asset manager. From the Investor standpoint, the structure offers increased transparency with periodic (often monthly) valuations, distributions and liquidity, subject to volume and other limitations of the REIT’s share repurchase program. The fees have also been drastically reduced, allowing for deployment of a higher percentage of Investors’ funds into investable real estate. The liquidity is now up to the Investor and financial advisor to decide when the optimal time is to request liquidation of the investment instead of waiting for the asset manager to execute a liquidity event. This perpetual REIT structure has been very well received in the market, as seen by the increased capital inflows into non-traded REITs. However, there are still incorrect assumptions from advisors who are unaware of the evolution of the non-traded REIT structure and therefore, continue to associate them with high up-front fees and no liquidity. The other assumption that is quite timely today is advisors believe the private real estate markets will move in similar fashion to the public markets. Historical data would disagree.”

Hines Global Income Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Hines Global Income Trust, Inc. has filed with the SEC for more complete information about Hines Global Income Trust, Inc. and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Hines Securities, Inc., the dealer manager for Hines Global Income Trust, Inc.’s offering or any broker-dealer participating in the offering will arrange to send you the prospectus if you request it by calling (888) 446-3773.